itaú

Annual General Stockholders’ Meeting

SUMMARIZED MINUTES OF THE ANNUAL GENERAL STOCKHOLDERS’ MEETING OF APRIL 17, 2025

DATE, TIME AND VENUE: On April 17, 2025, at 10:00 a.m., exclusively held online and remotely, via videoconference, in accordance with the Brazilian Securities and Exchange Commission (“CVM”) Resolution No. 81/2022.

CHAIR: Álvaro Felipe Rizzi Rodrigues – Chairman; Bruno Henrique Barros de Moura – Secretary.

QUORUM: Stockholders representing 92.18% of common shares and 50.40% of preferred shares of the Company’s capital stock.

LEGAL ATTENDANCE: Company’s management members, members of the Supervisory Council and a representative of PricewaterhouseCoopers Auditores Independentes.

CALL NOTICE: Published in newspaper “O Estado de S. Paulo” on March 18, 2025 (printed version: page B5 and digital version: page 1), on March 19, 2025 (printed version: page B6 and digital version: page 1), and on March 20, 2025 (printed version: page B4 and digital version: page 1).

NOTICE TO STOCKHOLDERS: The publication is not mandatory according to Article 133, paragraph 5, of Law No. 6,404/76.

REMOTE VOTING: The summarized voting map consolidating the votes cast remotely was released and made available to stockholders.

RESOLUTIONS ADOPTED:

1. Stockholders were informed that this minute would be drafted in a summarized format.

2. The publication of the minute omitting the signatures of stockholders, in accordance with Article 130, paragraph 2, of Law No. 6.404/76 was approved. The waiving of the reading of the consolidated voting map and agenda-related documents was authorized, since said documents had already been widely disclosed and made available to stockholders and the market.

Annual General Stockholders' Meeting

3. It approved the Management Accounts, the Balance Sheet, other Financial Statements and Notes to the Financial Statements for the fiscal year ended December 31, 2024, together with the Management Report and the Independent Auditor's Report, the Opinion of the Supervisory Council and the Summary of the Audit Committee's Report, which were published on February 20, 2025, in the "O Estado de São Paulo" newspaper
(printed version: pages B15 to B17) and digital version: pages 1 to 6) except for the accounts of the former management member, Mr. Alexsandro Broedel Lopes.

4. Annul, by operation of law, the approval of the accounts of Mr. Alexsandro Broedel Lopes related to 2021, 2022 and 2023, revoking any acquittance that may have been effected to his benefit.

5. It approved the allocation of profit for the fiscal year 2024 in the total amount of R$37,317,701,999.57, as follows:

a) R$ 1,406,001,001.61 to the Legal Reserve account; and

b) R$ 28,104,118,374.47, as total gross amount, for payment of dividends and interest on capital, in accordance with Article 9 of Law No. 9,249/95, of which R$ 25,859,040,405.62 is the amount net of taxes. It was recorded that part of the amount corresponds to the mandatory dividend and part to the extraordinary earnings and, also, that its payment had already been made in full.
5.1. It ratified the resolutions adopted by the Board of Directors with respect to the advance payment to stockholders of the dividends and interest on capital attributed to the mandatory dividend for 2024, all of which have been effectively paid.

5.2. It also approved the allocation of R$ 7,807,582,623.49 and R$ 32,656,414.07 to the Statutory Reserves related to net income for the year and dividends and interest on capital prescribed over the year, respectively.

6. It was recorded that the Board of Directors' performance was evaluated both as a joint body and individually and in light of its good performance during the period, as well as the regular attendance of its members at the meetings, and also in compliance with the eligibility requirements of the Policy on the Appointment and Succession of Executives,

Annual General Stockholders' Meeting

the majority stockholders IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A. proposed the provision of 13 seats on the Board of Directors be filled through the **reelection, on an individual basis,** of Messrs. PEDRO MOREIRA SALLES and ROBERTO EGYDIO SETUBAL, as Cochairmen, RICARDO VILLELA MARINO, as Vice President; of Messrs. ALFREDO EGYDIO SETUBAL, ANA LÚCIA DE MATTOS BARRETTO VILLELA, CANDIDO BOTELHO BRACHER, CÉSAR NIVALDO GON, JOÃO MOREIRA SALLES, FABRICIO BLOISI ROCHA, MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, PAULO ANTUNES VERAS and PEDRO LUIZ BODIN DE MORAES, as members, and the **election** of MARCOS MARINHO LUTZ, all hereunder qualified, for the next annual term of office that will be effective until the investiture of those elected by the Annual General Stockholders' Meeting of 2026, so that the Board of Directors will be composed of: **ALFREDO EGYDIO SETUBAL,** Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 6.045.777-6 and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 014.414.218-07;

ANA LÚCIA DE MATTOS BARRETTO VILLELA, Brazilian, married, pedagogue, bearer of the Identity Card (RG-SSP/SP) No. 13.861.521-4 and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 066.530.828-06; **CANDIDO BOTELHO BRACHER,** Brazilian, married, administrator, bearer of the Identity Card (RG-SSP/SP) No. 10.266.958-2 and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 039.690.188-38; **CESAR NIVALDO GON,** Brazilian, married, businessman, bearer of the Identity Card (RG-SSP/SP) No. 19.772.487-5 and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 154.974.508-57; **FABRÍCIO BLOISI ROCHA**, Brazilian, married, businessman, bearer of the Identity Card (RG-SSP/BA) No. 0.800.7321-20 and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 263.679.838-21; **JOÃO MOREIRA SALLES**, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/SP) No. 33.180.899-7 and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 295.520.008-58; **MARCOS MARINHO LUTZ**, Brazilian, married, marine engineer, bearer of the Identity Card (RG-SSP/SP) No. 15.649.492-9, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 147.274.178-12; **MARIA HELENA DOS SANTOS FERNANDES DE SANTANA**, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/SP) No. 6.578.061-9 and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 036.221.618-50; **PAULO ANTUNES VERAS**, Brazilian, steady union, engineer, bearer of the Identity Card (RG-SSP/SP) No. 12.856.600-0 and enrolled with Individual Taxpayer's Registry (CPF) under the No. 179.984.168-58; **PEDRO LUIZ BODIN DE MORAES**, Brazilian, married, economist,

bearer of the Identity Card (RG-IFP/RJ) No. 03.733.122-0 and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 548.346.867-87; **PEDRO MOREIRA SALLES**, Brazilian, married, banker, bearer of the Identity Card (RG-SSP/SP) No. 19.979.952-0 and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 551.222.567-72; **RICARDO VILLELA MARINO,** Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 15.111.115-7 and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 252.398.288-90; and **ROBERTO EGYDIO SETUBAL**, Brazilian, divorced, engineer, bearer of the Identity Card (RG-SSP/SP) No. 4.548.549-5 and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 007.738.228-52, all of them domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, nº 100, Torre Olavo Setubal, Parque Jabaquara, São Paulo, CEP 04344-902.

6.1. Next, the Meeting approved the following recordings:

6.1.1. It recorded that all those elected to the Board of Directors (i) have submitted the documents supporting compliance with prior eligibility requirements provided for in Articles 146 and 147 of Law No. 6,404/76 and current regulation, particularly Resolution No. 4,970/21 of the National Monetary Council ("CMN") and Attachment K to CVM Resolution No. 80/22, including clearance certificates, and all these documents have been filed at the Company's head office; and (ii) will be vested in their positions following the ratification of their elections by the Central Bank of Brazil ("BACEN").

6.1.2. In compliance with the best corporate governance practices and in accordance with the criteria set out in Law No. 6,404/76 and the regulation of the CVM, Ms. Maria Helena dos Santos Fernandes de Santana and Messrs. Candido Botelho Bracher, Cesar Nivaldo Gon, Fabricio Bloisi Rocha, Marcos Marinho Lutz, Paulo Antunes Veras and Pedro Luiz Bodin de Moraes were approved as independent members of the Board of Directors.

7. It approved the election of the members of the Supervisory Council for the next annual term of office. The following members (i) were reelected by nomination of the majority stockholder IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A. as effective members: Messrs. **GILBERTO FRUSSA,** Brazilian, married, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 16.121.865-9 and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 127.235.568-32; and **EDUARDO HIROYUKI MIYAKI**, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 50.018.159-7 and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 159.822.728-92; and, as alternate members, respectively,

Annual General Stockholders' Meeting

Messrs. **JOÃO COSTA,** Brazilian, married, economist, bearer of the Identity Card (RG-SSP/SP) No. 4.673.519 and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 476.511.728-68; and elected **LENI BERNADETE TORRES DA SILVA SANSIVIERO,** Brazilian, married, Business Administrator, bearer of the Identity Card (RG-SSP/SP) No. 11.559.593-4 and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 048.504.508-73; and (ii) were elected as effective member, by nomination of the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, in the capacity of holder of preferred shares, Mr. **MARCELO MAIA TAVARES DE ARAÚJO,** Brazilian, married, engineer, bearer of the Identity Card (RG-IFP/RJ) No. 1.323.883 and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 605.979.411-49 and Mrs. **CRISTINA FONTES DOHERTY,** Brazilian, married, economist, bearer of the Identity Card (RG-II/PR) No. 06370326-8 and enrolled with the Individual Taxpayer's Registry (CPF) under the No 803.661.047-72, all of them domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, nº 100, Torre Olavo Setubal, Parque Jabaquara, São Paulo, CEP 04344-902. The aforementioned members will make up the Company's Supervisory Council for an annual term of office expiring on the date of the Annual General Stockholders' Meeting of 2026.

7.1. It recorded the submission by the elected members of the Supervisory Council of the documents supporting compliance with prior eligibility requirements provided for in Article 162 of Law No. 6,404/76.

8. It approved the proposal for the establishment of the overall amount of R$812,000,000.00 for the compensation of the members of the Board of Directors and the Board of Officers for the fiscal year 2025, regardless of the year in which the amounts were effectively attributed, paid or recognized in the Company's financial statements. This amount may be paid in Brazilian currency, in shares of the Company or in another form that management deems convenient.

9. Finally, it approved the proposal of individual monthly compensation of R$22,000.00 for the effective members and of R$9,000.00 for the alternate members of the Supervisory Council.

REMOTE VOTING: The receipt was recorded of 1451 remote voting forms in the period from 2025, March 17 to 2025, April 13, which were duly computed and are consolidated in the Final Voting Map.

Annual General Stockholders' Meeting

QUORUM FOR RESOLUTIONS: Resolutions were adopted by a majority of votes, as stated in the Final Voting Map attached to this minute describing the percentages of approval, rejection and abstention on each matter resolved upon at the General Stockholders' Meeting.

DOCUMENTS FILED AT THE HEAD OFFICE: Balance Sheet and other Financial Statements, Notes to the Financial Statements, Management Report and Independent Auditor's Report, Opinion of the Supervisory Council and summary of the Audit Committee's Report. The Proposal of the Board of Directors made available on March 17, 2025, the voting maps and the votes cast submitted by the Company's stockholders were also filed at the Company's head office and certified by the Chair.

CLOSING: Once the work was completed, this minute were signed after being drafted, read and approved by all. São Paulo (SP), April 17, 2025. (undersigned) Álvaro Felipe Rizzi Rodrigues – Chairman; Bruno Henrique Barros de Moura – Secretary.

GUSTAVO LOPES RODRIGUES
Investor Relations Officer

Annual General Stockholders' Meeting

Final summarized voting map

According to CVM Resolution Nº 81/22, Itaú Unibanco Holding S.A. ("Company") discloses the final summarized voting map related to the consolidation of remote voting instructions and voting instructions for each item of the matters submitted for resolution at its Annual General Stockholders' Meeting held on April 17, 2025, 10:00 a.m exclusively held online, is presented below:

Item	Description	Candidates	Voting	Number of shares	% over total voting
1	Take cognizance of the Management Report and the Independent Auditor's Report, the Opinion of the Fiscal Council, and the Summary of the Audit Committee's Report and examine for resolving upon the management accounts and the Financial Statements for the fiscal year ended December 31, 2024, except for the accounts of the former management member, Mr. Alexsandro Broedel Lopes;		Approve	5,027,510,41	99,99%
			Reject	48,716	0,00%
			Abstain	434,443	0,01%
2	Annul, by operation of law, the approval of the accounts of Mr. Alexsandro Broedel Lopes related to 2021, 2022 and 2023, revoking any acquittance that may have been effected to his benefit:		Approve	5,027,383,825	99,99%
			Reject	1,191	0,00%
			Abstain	608,684	0,01%
3	Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders Meeting Manual available at https://www.itau.com.br/relacoes-cominvestidores/en/general-stockholders-meetings/		Approve	5,027,889,563	100,00%
			Reject	262	0,00%
			Abstain	103,875	0,00%
4	Establish the number of members that will compose the Board of Directors at thirteen (13):		Approve	5,026,925,783	99,98%
			Reject	747,862	0,01%
			Abstain	320,055	0,01%
6	Election of the chairman of the board of directors - Total members to be elected: 1. Nomination of candidates for chairman of the board of directors.	Pedro Moreira Salles (Copresidente)	Approve	5,024,304,165	99,93%
			Reject	3,380,331	0,07%
			Abstain	309,204	0,01%
7	Election of the chairman of the board of directors - Total members to be elected: 1. Nomination of candidates for chairman of the board of directors.	Roberto Egydio Setubal (Copresidente)	Approve	5,024,259,785	99,93%
			Reject	3,433,758	0,07%
			Abstain	300,157	0,01%
8	Election of vice-chairman of the board of directors - Total members to be elected: 1. Nomination of candidates for vice-chairman of the board of directors.	Ricardo Villela Marino (Vice-presidente)	Approve	5,026,821,099	99,98%
			Reject	870,479	0,02%
			Abstain	302,122	0,00%

Annual General Stockholders' Meeting

9	Election of the board of directors by candidate - Total members to be elected: 10. Nomination of candidates to the board of directors (the shareholder can nominate as many candidates as the numbers of vacancies to be filled in the general election. The votes indicated in this filed will be disregarded if the shareholder with voting rights also fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place).	Alfredo Egydio Setubal	Approve	5,022,396,234	99,89%
			Reject	4,963,529	0,10%
			Abstain	633,937	0,01%
		Ana Lúcia de Mattos Barretto Villela	Approve	5,025,227,165	99,94%
			Reject	2,122,006	0,04%
			Abstain	644,529	0,01%
		Candido Botelho Bracher (Conselheiro Independente)	Approve	5,023,495,442	99,91%
			Reject	3,863,731	0,08%
			Abstain	634,527	0,01%
		Cesar Nivaldo Gon (Conselheiro Independente)	Approve	5,027,319,667	99,99%
			Reject	27,526	0,00%
			Abstain	646,507	0,01%
		Fabricio Bloisi Rocha (Conselheiro Independente)	Approve	5,023,924,389	99,92%
			Reject	3,423,751	0,07%
			Abstain	645,560	0,01%
		João Moreira Salles	Approve	5,025,219,781	99,94%
			Reject	2,128,445	0,04%
			Abstain	645,474	0,01%
		Marcos Marinho Lutz (Conselheiro Independente)	Approve	5,025,774,651	99,96%
			Reject	1,573,530	0,03%
			Abstain	645,519	0,01%
		Maria Helena dos Santos Fernandes de Santana (Conselheiro Independente)	Approve	5,026,271,480	99,97%
			Reject	1,078,377	0,02%
			Abstain	643,843	0,01%
		Paulo Antunes Veras (Conselheiro Independente)	Approve	5,027,321,406	99,99%
			Reject	26,780	0,00%
			Abstain	645,514	0,01%
		Pedro Luiz Bodin de Moraes (Conselheiro Independente)	Approve	5.027.175.629	99,98%
			Reject	172.560	0,00%
			Abstain	645.511	0,01%
12	Resolve upon the independence of the members classified as independent members		Approve	4,993,855,628	99,32%
			Reject	33,405,343	0,66%
			Abstain	732,729	0,01%
15	Election of the fiscal council by candidate - Total members to be elected: 2. Nomination of candidates to the fiscal council (the shareholder may nominate as many candidates as there are seats to be filled in the general election).	Gilberto Frussa (efetivo) / João Costa (suplente)	Approve	5,026,859,375	99,98%
			Reject	2,943	0,00%
			Abstain	1,131,382	0,02%
		Eduardo Hiroyuki Miyaki (efetivo) / Leni Bernadete Torres da Silva Sansiviero (Suplente)	Approve	5,026,858,568	99,98%
			Reject	4,634	0,00%
			Abstain	1,130,498	0,02%

Annual General Stockholders' Meeting

16	Separate election of the fiscal council - Preferred shares. Nomination of candidates to the fiscal coucnil by shareholders with non-voting preferred shares or restricted voting rights.	Marcelo Maia Tavares de Araújo (Efetivo) / Cristina Fontes Doherty (Suplente)	Approve	2,667,871,536	99,38%
			Reject	2,386,686	0,09%
			Abstain	14,205,594	0,53%
17	Resolve upon the amount allocated to the overall compensation of the members of the Board of Officers and Board of Directors in the total amount of eight hundred and twelve million Brazilian reais (R$812,000,000.00):		Approve	5,022,456,526	99,89%
			Reject	5,176,404	0,10%
			Abstain	360,770	0,01%
18	Resolve upon the individual monthly compensation of R$22,000.00 to the effective members and of R$9,000.00 to the alternate members of the Fiscal Council:		Approve	5,024,981,261	99,94%
			Reject	159,249	0,00%
			Abstain	2,853,190	0,06%

São Paulo-SP, April 17, 2025.

Gustavo Lopes Rodrigues

Investor Relations Officer